SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

TERREMARK WORLDWIDE, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

03232Q106

(CUSIP Number)

Paul Berkowitz, Esq.
Greenberg Traurig, P.A.
1221 Brickell Avenue
Miami, FL 33131
(305) 579-0500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 28, 2000

(Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☒.

Page 1 of 21 Pages

CUSIP NO. 03232Q106	SCHEDULE 13D	Page 2 of 21 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Communications Investors Group

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS WC and BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

	7	SOLE VOTING POWER	3,092,265
NUMBER OF
SHARES
BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY
EACH
REPORTING	9	SOLE DISPOSITIVE POWER	3,092,265
PERSON WITH

	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,092,265

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%

14	TYPE OF REPORTING PERSON PN

CUSIP NO. 03232Q106	SCHEDULE 13D	Page 3 of 21 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Vistagreen Holdings (Bahamas), Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas

	7	SOLE VOTING POWER	29,909,128
NUMBER OF
SHARES
BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY
EACH
REPORTING	9	SOLE DISPOSITIVE POWER	29,909,128
PERSON WITH

	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,909,128

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%

14	TYPE OF REPORTING PERSON CO

CUSIP NO. 03232Q106	SCHEDULE 13D	Page 4 of 21 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Paradise Stream (Bahamas) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas

	7	SOLE VOTING POWER	25,000,000
NUMBER OF
SHARES
BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY
EACH
REPORTING	9	SOLE DISPOSITIVE POWER	25,000,000
PERSON WITH

	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%

14	TYPE OF REPORTING PERSON CO

CUSIP NO. 03232Q106	SCHEDULE 13D	Page 5 of 21 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Manuel D. Medina

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

	7	SOLE VOTING POWER	40,337,872
NUMBER OF
SHARES
BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY
EACH
REPORTING	9	SOLE DISPOSITIVE POWER	33,316,190
PERSON WITH

	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,316,190

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%

14	TYPE OF REPORTING PERSON IN

CUSIP NO. 03232Q106	SCHEDULE 13D	Page 6 of 21 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Michael Katz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

	7	SOLE VOTING POWER	0
NUMBER OF
SHARES
BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY
EACH
REPORTING	9	SOLE DISPOSITIVE POWER	3,085,830
PERSON WITH

	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,085,830

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%

14	TYPE OF REPORTING PERSON IN

CUSIP NO. 03232Q106	SCHEDULE 13D	Page 7 of 21 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Brian Goodkind

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

	7	SOLE VOTING POWER	0
NUMBER OF
SHARES
BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY
EACH
REPORTING	9	SOLE DISPOSITIVE POWER	262,843
PERSON WITH

	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 262,843

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%

14	TYPE OF REPORTING PERSON IN

CUSIP NO. 03232Q106	SCHEDULE 13D	Page 8 of 21 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Edward Jacobsen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

	7	SOLE VOTING POWER	0
NUMBER OF
SHARES
BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY
EACH
REPORTING	9	SOLE DISPOSITIVE POWER	636,318
PERSON WITH

	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 636,318

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%

14	TYPE OF REPORTING PERSON IN

CUSIP NO. 03232Q106	SCHEDULE 13D	Page 9 of 21 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS William Biondi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

	7	SOLE VOTING POWER	0
NUMBER OF
SHARES
BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY
EACH
REPORTING	9	SOLE DISPOSITIVE POWER	636,318
PERSON WITH

	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 636,318

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%

14	TYPE OF REPORTING PERSON IN

CUSIP NO. 03232Q106	SCHEDULE 13D	Page 10 of 21 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Willy Bermello

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

	7	SOLE VOTING POWER	0
NUMBER OF
SHARES
BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY
EACH
REPORTING	9	SOLE DISPOSITIVE POWER	397,307
PERSON WITH

	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 397,307

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%

14	TYPE OF REPORTING PERSON IN

CUSIP NO. 03232Q106	SCHEDULE 13D	Page 11 of 21 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS ARJ, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut

	7	SOLE VOTING POWER	0
NUMBER OF
SHARES
BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY
EACH
REPORTING	9	SOLE DISPOSITIVE POWER	1,395,415
PERSON WITH

	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,395,415

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%

14	TYPE OF REPORTING PERSON CO

CUSIP NO. 03232Q106	SCHEDULE 13D	Page 12 of 21 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Irving A. Padron Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

	7	SOLE VOTING POWER	0
NUMBER OF
SHARES
BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY
EACH
REPORTING	9	SOLE DISPOSITIVE POWER	613,651
PERSON WITH

	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 613,651

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%

14	TYPE OF REPORTING PERSON IN

CUSIP NO. 03232Q106	SCHEDULE 13D	Page 13 of 21 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Moraine Investments, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas

	7	SOLE VOTING POWER	6,613,221
NUMBER OF
SHARES
BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY
EACH
REPORTING	9	SOLE DISPOSITIVE POWER	6,613,221
PERSON WITH

	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,613,221

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.97%

14	TYPE OF REPORTING PERSON CO

CUSIP NO. 03232Q106	SCHEDULE 13D	Page 14 of 21 Pages

Item 1.     Security and Issuer.

     This amendment no. 3 to Schedule 13D (“Amendment No. 3”) is filed as the third amendment to the Statement on Schedule 13D, dated November 12, 1999 (the “Original Schedule 13D”), as amended by amendment no. 1 to the Original Schedule 13D, dated April 28, 2000 (“Amendment No. 1”) and as amended by amendment no. 2 to the Original Schedule 13D, dated June 18, 2001 (“Amendment No. 2”). This statement represents the joint filing of Communications Investors Group, a Florida general partnership (“CIG”), Vistagreen Holdings (Bahamas), Ltd., a Bahamas international business company (“Vistagreen”), Paradise Stream (Bahamas) Limited (“Paradise Stream”), Moraine Investments, Inc., a British Virgin Islands company (“Moraine”), ATTU Services, Inc., a Bahamas company (“ATTU”), TCO Company Limited, a Bahamas company (“TCO”), Manuel D. Medina, Michael Katz, Brian Goodkind, Edward Jacobsen, William Biondi, Willy Bermello, ARJ, LLC (f/k/a AJR, LLC), a Connecticut limited liability company (“ARJ, LLC”), and Irving A Padron Jr. (ATTU, Manuel D. Medina, Michael Katz, Brian Goodkind, Edward Jacobsen, William Biondi, Willy Bermello, ARJ, LLC and Irving A Padron Jr. are collectively, the “Terremark Shareholders”), relating to the common stock, par value $0.001 per share (the “Common Stock”), of Terremark Worldwide, Inc., a Delaware corporation (the “Company”). The Terremark Shareholders collectively with CIG, Paradise Stream, Vistagreen, Moraine and ATTU are herein referred to as the “Group.” This Amendment No. 3 reflects material changes in Amendment No. 2, such material changes being more fully reflected in Items 5 and 7 below.

Item 5.     Interest in Securities of the Issuer.

     Item 5 is hereby amended and supplemented to add the following:

     On September 28, 2000, TCO transferred all of its shares of common stock of the Company and on May 1, 2001, ATTU transferred all of its shares of common stock of the Company.

CIG

(a)	CIG beneficially owns 3,092,265 shares or 1.4% of the outstanding Common Stock of the Company, based on a total of 222,631,074 shares of Common Stock outstanding on August 31, 2002. The shares owned by CIG include 20 shares of Series G Convertible Preferred Stock which, as of June 30, 2002, may be converted into 1,684,444 shares of Common Stock and warrants to purchase 600,000 shares of Common Stock.

(b)	(i)	Sole power to vote or direct the vote:	3,092,265

	(ii)	Shared power to vote or direct the vote:	0

	(iii)	Sole power to dispose of or direct the disposition of:	3,092,265

	(iv)	Shared power to dispose of or direct the disposition of:	0

CUSIP NO. 03232Q106	SCHEDULE 13D	Page 15 of 21 Pages

(c)	Not Applicable

(d)	Not Applicable

(e)	Not Applicable

Vistagreen

(a)	Vistagreen beneficially owns 29,909,128 shares or 13.4% of the outstanding Common Stock of the Company, based on a total of 222,631,074 shares of Common Stock outstanding on August 31, 2002.

(b)	(i)	Sole power to vote or direct the vote:	29,909,128

	(ii)	Shared power to vote or direct the vote:	0

	(iii)	Sole power to dispose of or direct the disposition of:	29,909,128

	(iv)	Shared power to dispose of or direct the disposition of:	0

(c)	Not Applicable

(d)	Not Applicable

(e)	Not Applicable

Paradise Stream

(a)	Paradise Stream beneficially owns 25,000,000 shares or 11.2% of the outstanding Common Stock of the Company, based on a total of 222,631,074 shares of Common Stock outstanding on August 31, 2002.

(b)	(i)	Sole power to vote or direct the vote:	25,000,000

	(ii)	Shared power to vote or direct the vote:	0

	(iii)	Sole power to dispose of or direct the disposition of:	25,000,000

	(iv)	Shared power to dispose of or direct the disposition of:	0

(c)	Not Applicable

(d)	Not Applicable

(e)	Not Applicable

Manuel D. Medina

(a)	Manuel D. Medina beneficially owns 33,316,190 shares or 14.9% of the outstanding Common Stock of the Company, based on a total of 222,631,074 shares of Common Stock outstanding on August 31, 2002. The shares owned by Manuel D. Medina include debentures which may be converted into 889,277 shares of Common Stock and options to purchase 134,000 shares of Common Stock which are currently exercisable.

CUSIP NO. 03232Q106	SCHEDULE 13D	Page 16 of 21 Pages

(b)	(i)	Sole power to vote or direct the vote:	40,337,872	(1)

	(ii)	Shared power to vote or direct the vote:	0

	(iii)	Sole power to dispose of or direct the disposition of:	33,316,190

	(iv)	Shared power to dispose of or direct the disposition of:	0

(c)	Not Applicable

(d)	Not Applicable

(e)	Not Applicable

(1)	Includes 7,021,682 shares of the Company’s common stock held by the Terremark Shareholders which Manuel D. Medina has the sole power to direct the vote of pursuant to a Shareholders Agreement.

Michael Katz

(a)	Michael Katz beneficially owns 3,085,930 shares or 1.4% of the outstanding Common Stock of the Company, based on a total of 222,631,074 shares of Common Stock outstanding on August 31, 2002.

(b)	(i)	Sole power to vote or direct the vote:	0	(1)

	(ii)	Shared power to vote or direct the vote:	0

	(iii)	Sole power to dispose of or direct the disposition of:	3,085,830

	(iv)	Shared power to dispose of or direct the disposition of:	0

(c)	Not Applicable

(d)	Not Applicable

(e)	Not Applicable

(1)	Pursuant to the Shareholders Agreement, Manuel D. Medina has the sole power to direct the vote of 3,085,830 shares held by Michael Katz.

Brian Goodkind

(a)	Brian Goodkind beneficially owns 262,843 shares or less than 1% of the outstanding Common Stock of the Company, based on a total of 222,631,074 shares of Common Stock outstanding on August 31, 2002. The shares owned by Brian Goodkind include debentures which may be converted into 80,843 shares of Common Stock and options to purchase 150,000 shares of Common Stock which are currently exercisable.

CUSIP NO. 03232Q106	SCHEDULE 13D	Page 17 of 21 Pages

(b)	(i)	Sole power to vote or direct the vote:	0	(1)

	(ii)	Shared power to vote or direct the vote:	0

	(iii)	Sole power to dispose of or direct the disposition of:	262,843

	(iv)	Shared power to dispose of or direct the disposition of:	0

(c)	Not Applicable

(d)	Not Applicable

(e)	Not Applicable

(1)	Pursuant to the Shareholders Agreement, Manuel D. Medina has the sole power to direct the vote of 262,843 shares held by the Brian Goodkind.

Edward Jacobsen

(a)	Edward Jacobsen beneficially owns 636,318 shares or less than 1% of the outstanding Common Stock of the Company, based on a total of 222,631,074 shares of Common Stock outstanding on August 31, 2002. The shares owned by Edward Jacobsen include options to purchase 116,667 shares of Common Stock which are currently exercisable.

(b)	(i)	Sole power to vote or direct the vote:	0	(1)

	(ii)	Shared power to vote or direct the vote:	0

	(iii)	Sole power to dispose of or direct the disposition of:	636,318

	(iv)	Shared power to dispose of or direct the disposition of:	0

(c)	Not Applicable

(d)	Not Applicable

(e)	Not Applicable

(1)	Pursuant to the Shareholders Agreement, Manuel D. Medina has the sole power to direct the vote of 636,318 shares held by Edward Jacobsen.

William Biondi

(a)	William Biondi beneficially owns 630,318 shares which represents less than 1% of the outstanding Common Stock of the Company, based on a total of 222,631,074 shares of Common Stock outstanding on August 31, 2002. The shares owned by William Biondi include options to purchase 116,667 shares of Common Stock which are currently exercisable.

(b)	(i)	Sole power to vote or direct the vote:	0	(1)

	(ii)	Shared power to vote or direct the vote:	0

	(iii)	Sole power to dispose of or direct the disposition of:	630,318

	(iv)	Shared power to dispose of or direct the disposition of:	0

CUSIP NO. 03232Q106	SCHEDULE 13D	Page 18 of 21 Pages

(c)	Not Applicable

(d)	Not Applicable

(e)	Not Applicable

(1)	Pursuant to the Shareholders Agreement, Manuel D. Medina has the sole power to direct the vote of 630,318 shares held by William Biondi.

Willy Bermello

(a)	Willy Bermello beneficially owns 397,307 shares which represents less than 1% of the outstanding Common Stock of the Company, based on a total of 222,631,074 shares of Common Stock outstanding on August 31, 2002. The shares owned by Willy Bermello include debentures which may be converted into 161,687 shares of Common Stock

(b)	(i)	Sole power to vote or direct the vote:	0	(1)

	(ii)	Shared power to vote or direct the vote:	0

	(iii)	Sole power to dispose of or direct the disposition of:	397,307

	(iv)	Shared power to dispose of or direct the disposition of:	0

(c)	Not Applicable

(d)	Not Applicable

(e)	Not Applicable

(1)	Pursuant to the Shareholders Agreement, Manuel D. Medina has the sole power to direct the vote of 397,307 shares held by Willy Bermello.

ARJ, LLC

(a)	ARJ, LLC beneficially own 1,395,415 shares or less than 1% of the outstanding Common Stock of the Company, based on a total of 222,631,074 shares of Common Stock outstanding on August 31, 2002. The shares owned by ARJ, LLC include debentures which may be converted into 161,687 shares of Common Stock and options to purchase 116,667 shares of Common Stock which are currently exercisable.

(b)	(i)	Sole power to vote or direct the vote:	0	(1)

	(ii)	Shared power to vote or direct the vote:	0

	(iii)	Sole power to dispose of or direct the disposition of:	1,395,415

	(iv)	Shared power to dispose of or direct the disposition of:	0

CUSIP NO. 03232Q106	SCHEDULE 13D	Page 19 of 21 Pages

(c)	Not Applicable

(d)	Not Applicable

(e)	Not Applicable

(1)	Pursuant to the Shareholders Agreement, Manuel D. Medina has the sole power to direct the vote of 1,395,415 shares owned by AJR, LLC.

Irving A. Padron Jr.

(a)	Irving A. Padron Jr. beneficially owns 613,651 shares which represents less than 1% of the outstanding Common Stock of the Company, based on a total of 222,631,074 shares of Common Stock outstanding on August 31, 2002. The shares owned by Irving A. Padron Jr. include options to purchase 100,000 shares of Common Stock which are currently exercisable.

(b)	(i)	Sole power to vote or direct the vote:	0	(1)

	(ii)	Shared power to vote or direct the vote:	0

	(iii)	Sole power to dispose of or direct the disposition of:	613,651

	(iv)	Shared power to dispose of or direct the disposition of:	0

(c)	Not Applicable

(d)	Not Applicable

(e)	Not Applicable

(1)	Pursuant to the Shareholders Agreement, Manuel D. Medina has the sole power to direct the vote of 613,651 shares held by Irving A. Padron, Jr.

Moraine

(a)	Moraine beneficially owns 6,613,221 shares or 2.97% of the outstanding Common Stock of the Company, based on a total of 222,631,074 shares of Common Stock outstanding on August 31, 2002.

(b)	(i)	Sole power to vote or direct the vote:	6,613,221

	(ii)	Shared power to vote or direct the vote:	0

	(iii)	Sole power to dispose of or direct the disposition of:	6,613,221

	(iv)	Shared power to dispose of or direct the disposition of:	0

(c)	Not Applicable

(d)	Not Applicable

(e)	Not Applicable

CUSIP NO. 03232Q106	SCHEDULE 13D	Page 20 of 21 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 4, 2002	COMMUNICATIONS INVESTORS GROUP

	By: Name: Title:	/s/ Manuel D. Medina Manuel D. Medina General Partner

VISTAGREEN HOLDINGS (BAHAMAS), LTD.

	By: Name: Title:	/s/ Adrian Crosbie-Jones Adrian Crosbie-Jones Vice President

PARADISE STREAM (BAHAMAS) LIMITED

	By: Name: Title:	/s/ Adrian Crosbie-Jones Adrian Crosbie-Jones Vice President

/s/ Manuel D. Medina MANUEL D. MEDINA

/s/ Michael L. Katz MICHAEL L. KATZ

/s/ Brian Goodkind BRIAN GOODKIND

/s/ Edward P. Jacobsen EDWARD P. JACOBSEN

/s/ William Biondi WILLIAM BIONDI

/s/ Willy Bermello WILLY BERMELLO

CUSIP NO. 03232Q106	SCHEDULE 13D	Page 21 of 21 Pages

ARJ, LLC

By: Name: Title:	/s/ Aviva Budd Aviva Budd Managing Member

/s/ Irving A. Padron, Jr. IRVING I. PADRON

MORAINE INVESTMENTS, INC.

By: Name: Title:	/s/ Adrian Crosbie-Jones Adrian Crosbie-Jones Director and Secretary